kspreen@calfee.com 216.622.8826 Direct	Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

May 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LNB Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-180906

Ladies and Gentlemen:

On behalf of LNB Bancorp, Inc. (the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). Amendment No. 1 has been marked to indicate the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T.

This letter also responds to the comments on the above-captioned filing which were issued in your letter dated May 17, 2012. For your convenience, we have repeated your comments in italics followed by our response.

Registration Statement on Form S-1

Prospectus Cover Page

SEC Comment #1:

As the series B preferred shares do not have a market, revise to price the securities.

Response:

Amendment No. 1 includes a prospectus supplement that specifies that pricing will be determined based upon an anticipated auction process, as such process is described in the prospectus supplement.

Cleveland | Columbus | Cincinnati

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

May 18, 2012

Description of Preferred Shares

Dividends Payable on Series B Preferred Shares, page 9

SEC Comment #2:

Revise to disclose whether you have deferred any quarterly dividend payments on the series B preferred shares. If applicable, please also disclose the aggregate unpaid dividends and the amount per share as of the latest practicable date.

Response:

The Company has not deferred any quarterly dividend payments on the series B preferred shares. We have revised the disclosure on page 9 in response to the staff’s comment to clarify that, since issuing the series B preferred shares, the Company has declared and paid all accrued dividends on the series B preferred shares to the date of the prospectus.

Redemption, page 11

SEC Comment #3:

Revise to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

Response:

The requested disclosure concerning the Company’s intention to redeem the Preferred Shares has been added to the prospectus. The Company may request redemption of the Preferred Shares on or after February 15, 2014 (the first dividend payment date falling on or after the third anniversary of the original issuance date) without being required under applicable TARP rules to raise any additional capital. In determining whether to approve the request to redeem some or all of the Preferred Shares, the Federal Reserve considers a variety of factors, including earnings, the risk profile of the Company and the effect that the proposed redemption would have on the capital levels of the Company. Even though the Company may retain its well-capitalized position following redemption of some or all of the Preferred Shares, there can be no assurance that the Federal Reserve would approve the redemption. Accordingly, we do not believe it is appropriate to estimate the amount of capital that the Company would need to raise to redeem the Preferred Shares.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

May 18, 2012

Voting Rights, page 12

SEC Comment #4:

Please revise to disclose how the nomination process will work in the event that two directors are to be added.

Response:

The Certificate of Designations establishing the terms of the Preferred Shares does not specify the manner in which the nomination of directors would be conducted. Under applicable provisions of our Code of Regulations, shareholder nominations of Directors must be made in writing and delivered or mailed to the President or the Secretary not less than 14 days nor more than 50 days prior to any shareholder meeting called for the election of Directors. If less than 21 days notice of such meeting is given to shareholders, then such nominations must be mailed or delivered to the President or the Secretary not later than the close of business on the seventh day following the day on which such notice was mailed. Notification of any nomination must contain the following information:

•	the name and address of each proposed nominee;

•	the principal occupation of each proposed nominee;

•	if known, the total number of shares that will be voted for each proposed nominee;

•	the name and residence address of the notifying shareholder(s); and

•	the number of shares owned by the notifying shareholder(s).

Except for these advance notice provisions of the Code of Regulations, we do not believe that the number of such nominations would be limited and that the two candidates receiving the greatest number of votes from the holders of the Preferred Shares would be elected. In response to the staff’s comment, we have revised the disclosure on page 12 to describe these provisions.

Plan of Distribution, page 16

SEC Comment #5:

Noting in the fifth paragraph that the sellers may use agents or underwriters to sell the securities, revise to disclose that before any agent or underwriter offers any shares, a post-effective amendment will be filed, naming any such agent or underwriter as well as describing any compensation arrangements.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

May 18, 2012

Response:

We will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction.

The Company acknowledges the staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, John Jenkins ((216) 622-8507, jjenkins@calfee.com).

Very truly yours,

/s/ Kristofer K. Spreen

Kristofer K. Spreen

cc:	Daniel E. Klimas
Gary J. Elek
John J. Jenkins